

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 30, 2008

Mr. Ralph E. Hardy
Executive Vice President, Secretary and General Counsel
National CineMedia, Inc.
9110 East Nichols Avenue, Suite 200
Centennial, Colorado 80112-3405

>   **RE: National CineMedia, Inc.**
>   **Form 10-K for the year ended December 27, 2007**
>   **Filed March 7, 2008**
>   **File No. 001-33296**

Dear Mr. Hardy:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director